EXHIBIT 1

                                  [TRANSLATION]

                                                                November 1, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


                                IMMEDIATE REPORT

At its meeting on October 31, 2005, the Board of Directors of the Bank resolved to extend by an additional two years, until July 31, 2008 (the termination date of the Bank's run-off plan) the term of service of Dr. R. Cohen as the Chairman of the Board of the Bank and of the General Manager of the bank, Mr. U. Galili and the Deputy General Manager of the bank, Mr. A. Savir. The above extension of service is subject to the terms of Section 11a. of the Banking Ordinance, 1941 pursuant to which no person shall serve as an officer of a banking entity unless the Supervisor of Banks receives notice 60 days prior to the beginning of the term of service and the Supervisor did not give notice within the above period of his objection to the appointment, or gave notice of his consent to the appointment.